Exhibit 7.11

[Translation]

TERMINATION AGREEMENT

This Termination Agreement (this “Termination Agreement”) is entered into as of May 13, 2015 (the “Date”), by and between Yoichi Tsuchiya (“Tsuchiya”) and Ryo Kubota (“Kubota,” and Tsuchiya and Kubota collectively, the “Parties”).

RECITALS

WHEREAS, the Parties entered into a Voting Agreement dated February 20, 2015 (the “Voting Agreement”), whereby the Parties agreed to vote their shares of common stock in Acucela Inc., a Washington corporation (“Acucela”), for the purposes of (i) removing Mr. Peter Kresel, Mr. Brian O’Callaghan, Mr. Glen Y. Sato, and Mr. Michael Schutzler from the Acucela’s board of directors (the “Board”), and (ii) electing each of Mr. Yoshitaka Kitao, Mr. Robert Takeuchi, Mr. Shiro Mita, and Mr. Eisaku Nakamura (collectively, the “Director Designees”) as new members of the Board;

WHEREAS, at the special meeting of Acucela’s shareholders held on May 1, 2015 (the “Special Meeting”), the Parties voted their shares of common stock in Acucela in favor of items (i) and (ii) above;

WHEREAS, as a result of the Special Meeting, each of Mr. Peter Kresel, Mr. Brian O’Callaghan, Mr. Glen Y. Sato, and Mr. Michael Schutzler were removed from the Board and each of the Director Designees was elected as a new member of the Board; and

WHEREAS, since the objectives of the Voting Agreement have been fulfilled, the Parties now wish to terminate the Voting Agreement.

AGREEMENT

NOW, THEREFORE, the Parties, intending to be legally bound, agree as follows:

1.	Termination of Voting Agreement.

Notwithstanding Section 2 of the Voting Agreement, the Parties hereby agree to terminate the Voting Agreement effective as of the Date. The Parties mutually confirm that upon the termination, neither Party shall have any rights or obligations to the other Party under the Voting Agreement.

2.	Governing Law.

This Termination Agreement shall be governed by and construed in accordance with the laws of Japan.

IN WITNESS WHEREOF, each of the Parties have caused this Termination Agreement to be executed on this Date on his own or by its duly authorized representative, respectively.

Tsuchiya:

/s/ Yoichi Tsuchiya

Yoichi Tsuchiya

Kubota:

/s/ Ryo Kubota

Ryo Kubota